Exhibit 99.1

MiX Telematics Announces Financial Results for Third Quarter of Fiscal Year 2014

References in this announcement to “R” are to South African rand and references to “U.S. dollars” and “$” are to United States dollars. Unless otherwise stated MiX Telematics has translated U.S. dollar amounts from South African rand at the exchange rate of R10.4675 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of December 31, 2013.

Third Quarter Highlights:

  Total subscription revenue of R220 million ($21.0 million), grew 25% year over year
  Total vehicles under subscription increased by 26% year over year, bringing the total to over 428,500 subscribers at December 31, 2013
  Adjusted EBITDA of R66 million ($6.3 million), representing a 21% Adjusted EBITDA margin
  Company raises guidance for subscription revenue and reiterates guidance for total revenue, Adjusted EBITDA and earnings per share, for the full 2014 fiscal year.

MIDRAND, South Africa--(BUSINESS WIRE)--February 6, 2014--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (‘’SaaS’’), today announced financial results for its third quarter of fiscal year 2014, which ended December 31, 2013.

“We are pleased to report strong third quarter results, which were highlighted by 25% year over year growth in subscription revenue. Our focus on selling fully-bundled deals is paying off as we had an increased number of enterprise customers opt for the pure subscription structure rather than pay for the hardware up front,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “Our enterprise fleet segment landed substantial deals in the quarter, while our passenger vehicle segment continued to demonstrate strong growth. Of note, adoption of our solutions in the bus and coach industry continues to expand. Our dominance in oil and gas was also in evidence again this quarter as we added vehicles to existing customers’ fleets and secured several new deals, including a significant deal with Lind Gas in Brazil. We continue to believe MiX Telematics is well positioned to be a prime beneficiary of telematics market growth as we have already achieved meaningful scale, built a global distribution network, and offer state-of-the-art solutions that yield a powerful return on investment for our customers.”

Financial Performance for the three months ended December 2013

Revenue: Total revenue was R309.8 million ($29.6 million), an increase of 3.8% compared to R298.6 million ($28.5 million) for the third quarter of fiscal year 2013. Subscription revenue was R219.8 million ($21.0 million), an increase of 24.9% compared with R176.0 million ($16.8 million) for the third quarter of fiscal year 2013. This was driven primarily by an increase of over 88,000 vehicles under subscription, an increase of 25.9% from December 2012 to December 2013. Hardware and other revenue was R90.0 million ($8.6 million), a decrease of 26.6% compared to R122.6 million ($11.7 million) for the third quarter of fiscal year 2013. The decrease in hardware and other revenue was due to a significant increase in the number of fully-bundled subscriptions in the third quarter of fiscal 2014 as compared to the prior year period, as well as the ongoing decline of hardware prices.

Gross Margin: Gross profit was R206.3 million ($19.7 million), as compared to R186.6 million ($17.8 million) for the third quarter of fiscal year 2013. Gross profit margin was 66.6%, compared to 62.5% for the third quarter of fiscal year 2013. In the third quarter of fiscal 2014, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, amounted to 71.0% of total revenue compared to 59.0% in the third quarter of fiscal 2013.

Operating Margin: Operating profit was R38.4 million ($3.7 million), as compared to R42.9 million ($4.1 million) for the third quarter of fiscal year 2013. Operating margin was 12.4%, compared to 14.4% for the third quarter of fiscal year 2013. The third quarter of fiscal year 2014 included expected losses incurred by the start-up operation in Brazil and additional investments in headcount. Furthermore, in line with the Group’s strategy to invest in future growth, sales and marketing costs for the third quarter of fiscal 2014 increased by R3.8 million ($0.4 million) from the third quarter of fiscal 2013.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R65.5 million ($6.3 million) compared to R69.2 million ($6.6 million) for the third quarter of fiscal year 2013. The Adjusted EBITDA margin for the third quarter of fiscal year 2014 was 21.1%, compared to the 23.2% Adjusted EBITDA margin in the third quarter of fiscal year 2013 due primarily to the impact of the expected losses incurred by the start-up operation in Brazil, as well as increased operating costs as a result of headcount and investments in sales and marketing activities.

Adjusted EBITDA is defined as profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the initial public offering (“IPO”).

A reconciliation of Adjusted EBITDA and Adjusted EBITDA margin for the three months ended December 31, 2013 and 2012 is provided in the financial tables that accompany this release.

Profit for the period: Profit for the period was R44.6 million ($4.3 million), compared to R29.4 million ($2.8 million) in the third quarter of fiscal year 2013. Profit for the period included a net foreign exchange gain of R24.4 million ($2.3 million). The net foreign exchange gain included R25.7 million ($2.5 million) relating to the IPO proceeds which are maintained in U.S dollars and are therefore sensitive to R:$ exchange rate movements. Earnings per diluted ordinary share were 6 South African cents, compared to 4 South African cents in the third quarter of fiscal year 2013. The effective tax rate for the quarter was 29.5% in comparison to 28.8% in the third quarter of fiscal 2013.

On a U.S. dollar basis, and using the December 31, 2013 exchange rate of 10.4675 rands per U.S. dollar, and at a ratio of 25 ordinary shares to one ADR, profit for the period was $4.3 million, or 13 U.S. cents per diluted American Depositary Receipt.

Statement of Financial Position and Cash Flow: At December 31, 2013, MiX Telematics had R792.6 million ($75.7 million) of cash and cash equivalents, an increase from R767.8 ($73.3 million) in the second quarter of fiscal year 2014. MiX Telematics generated R50.1 million ($4.8 million) in net cash from operating activities for the three months ended December 31, 2013 and invested R33.0 million ($3.1 million) in capital expenditures during the quarter, leading to free cash flow of R17.1 million ($1.6 million) for the third quarter of fiscal year 2014, compared with free cash flow of R44.5 million ($4.3 million) for the third quarter of fiscal year 2013. Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

Business Outlook

MiX Telematics has translated U.S. dollar amounts in this Business Outlook paragraph from South African rand at the exchange rate of R11.1238 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of February 5, 2014.

Based on information as of today, February 6, 2014, the Company is issuing the following financial guidance for the full 2014 fiscal year:

  Revenue - R1,270 million to R1,300 million ($114.2 million to $116.9 million), which would represent revenue growth of 8% to 11% compared to fiscal year 2013.
  Subscription revenue - R841 million to R845 million ($75.6 million to $76.0 million), which would represent subscription revenue growth of 22% to 23% compared to fiscal year 2013.
  Adjusted EBITDA - R270 million to R280 million ($24.3 million to $25.2 million).
  Earnings per diluted ordinary share of 15 to 16 South African cents based on 770 million diluted ordinary shares in issue, an exchange rate of R11.1238 per $1 and based on an effective tax rate of 28% to 31%. At a ratio of 25 ordinary shares to one ADR, this equates to earnings per diluted ADR of 34 to 36 U.S. cents.

For the fourth quarter of fiscal year 2014 the Company expects subscription revenue to be in the range of R220 million to R224 million ($19.8 million to $20.1 million) which would represent subscription revenue growth of 18% to 20% compared to the fourth quarter of fiscal year 2013.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Costs have been increased to take into account the Company's strategy of investing in sales and marketing and development and also include costs necessary to operate as a U.S. listed company.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADRs on the New York Stock Exchange, the company has adopted a quarterly reporting policy. As a result of such quarterly reporting the company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on February 6, 2014 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-523-1225 (from within the United States) or 0 800 999 558 (from within South Africa) or 1-719-457-2697 (outside of the United States).
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 7609565.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in 112 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Receipts are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning our financial guidance for the fourth quarter of fiscal year 2014 and the full year of fiscal year 2014, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements include, but are not limited to, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts and statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, the Company's ability to attract, sell to and retain customers; the Company's anticipated growth strategies, including its ability to increase sales to existing customers, the introduction of new solutions and international expansion; the Company's ability to adapt to rapid technological change in its industry; competition from industry consolidation; loss of key personnel or the Company's failure to attract, train and retain other highly qualified personnel; the Company's ability to integrate any businesses it acquires; the Company's dependence on its network of dealers and distributors to sell its solutions; the Company's dependence on key suppliers and vendors to manufacture its hardware; businesses may not continue to adopt fleet management solutions; the Company's future business development, results of operations and financial condition; expected changes in the Company's profitability and certain cost or expense items as a percentage of its revenue; changes in the practices of insurance companies; the impact of laws and regulations relating to the Internet and data privacy; the Company's ability to protect its intellectual property and proprietary technologies and address any infringement claims; significant disruption in service on, or security breaches of, the Company's websites or computer systems; the Company's dependence on third-party technology; fluctuations in the value of the South African rand; economic, social, political, labour and other conditions and developments in South Africa and globally; the Company's ability to issue securities and access the capital markets in the future; and other risks set forth under the caption “Risk Factors” in the Company’s final prospectus related to its initial public offering filed pursuant to Rule 424b under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "SEC") on August 12, 2013, as updated by the Company's filings that it makes with the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding the Company's financial results, the Company has disclosed within this press release Adjusted EBITDA and Adjusted EBITDA margin, which are non-IFRS financial measures. The Company presents in the financial tables that accompany this release a reconciliation of Adjusted EBITDA to profit for the period and Adjusted EBITDA margin to profit for the period margin, the most directly comparable financial measures presented in accordance with IFRS.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA (and measures such as Adjusted EBITDA margin that are derived from it) has limitations as an analytical tool, and investors should not consider this performance measure in isolation from, or as a substitute for, analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;
  Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of its debt;
  Adjusted EBITDA does not include unrealized foreign currency transaction gains and losses;
  Adjusted EBITDA does not include certain non-recurring initial public offering costs; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, investors should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period, profit for the period margin and the Company's other results.

Accounting policies

The statement of financial position, income statement and statements of cash flows included in this announcement have been prepared in accordance with IFRS accounting policies. Other than the change in accounting policy in respect of the inclusion of net foreign exchange gains/losses as a component of financing income/(costs), which is fully explained in note 1 of the notes to the financial tables, the accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2013. None of the new or revised accounting standards adopted by the Company in fiscal 2014 have had a material impact on the Company’s results.

MiX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,
	2013	2012	2013	2012
		(Restated)		(Restated)
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	309,823	298,599	29,599	28,526
Cost of sales	(103,527)	(112,035)	(9,890)	(10,703)
Gross profit	206,296	186,564	19,709	17,823

Other income/(expenses) - net	307	(965)	29	(92)

Operating expenses	(168,199)	(142,661)	(16,068)	(13,629)
-Sales and marketing	(37,215)	(33,390)	(3,555)	(3,190)
-Administration and other charges	(130,984)	(109,271)	(12,513)	(10,439)

Operating profit	38,404	42,938	3,670	4,102

Finance income/(costs) - net	24,921	(1,628)	2,381	(156)
-Finance income	1,225	350	117	33
-Finance costs	(733)	(901)	(70)	(86)
-Net foreign exchange gains/(losses)	24,429	(1,077)	2,334	(103)

Profit before taxation	63,325	41,310	6,051	3,946
Taxation	(18,708)	(11,896)	(1,787)	(1,136)
Profit for the period	44,617	29,414	4,264	2,810

Attributable to:
Shareholders of the parent	44,617	29,414	4,264	2,810
Non-controlling interests	*	-	*	-
	44,617	29,414	4,264	2,810

Earnings per share
Basic (R/$)	0.06	0.04	0.01	0.00
Diluted (R/$)	0.06	0.04	0.01	0.00

Earnings per American Depositary Receipt
Basic (R/$)	1.44	1.12	0.14	0.11
Diluted (R/$)	1.38	1.09	0.13	0.11

Weighted average ordinary shares outstanding
Basic ('000)	773,046	659,460	773,046	659,460
Diluted ('000)	808,657	675,770	808,657	675,770

Weighted average American Depositary Receipt
Basic ('000)	30,922	26,378	30,922	26,378
Diluted ('000)	32,346	27,031	32,346	27,031

* Amounts less than $1,000/R1,000

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.4675 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of December 31, 2013. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	December 31, 2013	March 31, 2013	December 31, 2013	March 31, 2013
	Unaudited	Audited	Unaudited	Audited
ASSETS
Non-current assets
Property, plant and equipment	126,339	96,547	12,070	9,224
Intangible assets	679,707	645,736	64,935	61,690
Finance lease receivable	7,712	6,359	737	607
Deferred tax assets	20,524	13,868	1,961	1,324
Total non-current assets	834,282	762,510	79,703	72,845

Current assets
Inventory	59,104	38,927	5,646	3,719
Trade and other receivables	217,469	186,987	20,776	17,863
Finance lease receivable	6,915	3,604	660	343
Taxation	50	4,823	5	460
Restricted cash	10,863	8,235	1,038	787
Cash and cash equivalents	792,576	147,702	75,718	14,111
Total current assets	1,086,977	390,278	103,843	37,283

Total assets	1,921,259	1,152,788	183,546	110,128

EQUITY

Stated capital	1,417,414	790,491	135,411	75,519
Other reserves	(63,150)	(111,362)	(6,033)	(10,640)
Retained earnings	250,340	188,750	23,916	18,031
Equity attributable to shareholders of the parent	1,604,604	867,879	153,294	82,910
Non-controlling interest	(5)	(5)	*	*
Total equity	1,604,599	867,874	153,294	82,910

LIABILITIES

Non-current liabilities
Borrowings	2,778	-	265	-
Deferred tax liabilities	21,138	8,605	2,019	822
Provisions	3,048	283	291	27
Total non-current liabilities	26,964	8,888	2,575	849

Current liabilities
Trade and other payables	202,556	184,397	19,351	17,616
Borrowings	1,176	3,472	112	332
Taxation	10,232	10,691	978	1,021
Provisions	18,166	21,461	1,737	2,050
Bank overdraft	57,566	56,005	5,499	5,350
Total current liabilities	289,696	276,026	27,677	26,369

Total liabilities	316,660	284,914	30,252	27,218

Total equity and liabilities	1,921,259	1,152,788	183,546	110,128

* Amounts less than $1,000/R1,000

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.4675 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of December 31, 2013. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	52,544	67,360	5,020	6,435
Net financing income/(costs)	221	(483)	21	(46)
Taxation paid	(2,628)	(705)	(251)	(67)
Net cash generated from operating activities	50,137	66,172	4,790	6,322

Cash flows from investing activities
Capital expenditure, net of government grant received	(32,966)	(21,645)	(3,149)	(2,068)
Proceeds on sale of property, plant and equipment and intangible assets	795	-	76	-
Increase in restricted cash	(1,228)	(951)	(117)	(91)
Net cash used in investing activities	(33,399)	(22,596)	(3,190)	(2,159)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	1,473	757	141	72
Share issue expenses incurred in anticipation of foreign listing	(11,498)	-	(1,098)	-
Dividends paid to company's shareholders	(2)	(26,346)	*	(2,517)
Repayment of borrowings	(68)	(3,161)	(6)	(302)
Net cash used in financing activities	(10,095)	(28,750)	(963)	(2,747)
Net increase in cash and cash equivalents	6,643	14,826	637	1,416
Net cash and cash equivalents at the beginning of the period	703,286	3,940	67,188	376
Exchange gains on cash and cash equivalents	25,081	652	2,394	63
Net cash and cash equivalents at the end of the period	735,010	19,418	70,219	1,855

* Amounts less than $1,000/R1,000

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.4675 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of December 31, 2013. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
RECONCILIATION OF ADJUSTED EBITDA TO PROFIT FOR THE PERIOD

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	65,512	69,205	6,259	6,612
Add:
Net profit on sale of property,plant and equipment and intangible assets	225	-	21	-

Less:
Depreciation (1)	13,413	9,815	1,281	938
Amortization (2)	12,140	13,754	1,159	1,314
Impairment (3)	414	-	39	-
Share-based compensation costs	1,191	1,061	114	101
Net loss on sale of property,plant and equipment and intangible assets	-	4	-	*
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	-	2,018	-	194
Transaction costs arising from acquisition of a business	45	9	4	1
Net realized foreign exchange gains/(losses) (4)	130	(394)	13	(38)

Operating profit	38,404	42,938	3,670	4,102
Add: Finance income/(costs) - net	24,921	(1,628)	2,381	(156)

Less: Taxation	18,708	11,896	1,787	1,136

Profit for the period	44,617	29,414	4,264	2,810

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs).
(3) Includes impairment of intangibles assets.
(4) As per our adjusted EBITDA definition, the profit measure is calculated before all unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the initial public offering of ADRs on the NYSE. The remaining realized foreign exchange gains/(losses), which are included in adjusted EBITDA, have been included in the reconciliation of adjusted EBITDA to operating profit.

* Amounts less than $1,000/R1,000

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.4675 per $1.00, which was the R/$ echange rate reported by the South African Reserve Bank as of December 31, 2013. The U.S. dollar figures may not compute as they are rounded independently.

MiX TELEMATICS LIMITED
RECONCILIATION OF ADJUSTED EBITDA MARGIN TO PROFIT FOR THE PERIOD MARGIN

	Three months ended December 31,	Three months ended December 31,
	2013	2012
	Unaudited	Unaudited

Adjusted EBITDA margin	21.1%	23.2%
Add:
Net profit on sale of property,plant and equipment and intangible assets	0.1%	-

Less:
Depreciation (1)	4.3%	3.3%
Amortization (2)	3.9%	4.6%
Impairment (3)	0.2%	-
Share-based compensation costs	0.4%	0.3%
Net loss on sale of property,plant and equipment and intangible assets	-	0.0%
Foreign currency translation reserve released due to liquidation of intermediary subsidiary holding company	-	0.7%
Transaction costs arising from acquisition of a business	0.0%	0.0%
Net realized foreign exchange gains/(losses) (4)	0.0%	-0.1%

Operating profit margin	12.4%	14.4%
Add: Finance income/(costs) - net	8.1%	-0.5%

Less: Taxation	6.1%	4.0%

Profit for the period margin	14.4%	9.9%

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs).
(3) Includes impairment of intangibles assets.
(4) As per our adjusted EBITDA definition, the profit measure is calculated before all unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the initial public offering of ADRs on the NYSE. The remaining realized foreign exchange gains/(losses), which are included in adjusted EBITDA, have been included in the reconciliation of adjusted EBITDA to operating profit.

MiX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA

	South African rand		United States dollar
Figures are in thousands unless otherwise stated	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,	Three months ended December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	219,835	176,032	21,002	16,817
Adjusted EBITDA	65,512	69,205	6,259	6,612
Cash and cash equivalents	792,576	76,794	75,718	7,336
Net cash	731,056	19,418	69,842	1,855
Capital expenditure	32,966	21,645	3,149	2,068
Vehicles under subscription (number)	428,509	340,377	428,509	340,377

South African rand amounts have been translated to U.S. dollars at the exchange rate of R10.4675 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of December 31, 2013. The U.S. dollar figures may not compute as they are rounded independently.

Notes to condensed consolidated income statements, statements of financial position, statements of cashflows and other financial and operating data

1. Reclassification

Net foreign exchange gains/(losses)

During the current reporting period, the Group changed its accounting policy in respect of the classification of foreign exchange gains and losses in the income statement. Foreign exchange gains and losses, which were previously classified as part of “Other income/(expenses) – net”, are now classified as part of “Finance income/(costs) - net”. The change is considered a more relevant presentation of such items in the income statement since the majority of foreign exchange gains and losses in 2014 relate to translation differences on foreign currency cash and cash equivalents arising from the IPO proceeds.

The reclassification has been adopted retrospectively, and the comparative amounts for the 3 months ended December 31, 2012 have been restated accordingly. The impact of the reclassification results in an increase of R1.1 million ($0.1 million) in "Operating profit" with a corresponding additional cost in "Finance income/(costs) - net" of R1.1 million ($0.1 million) for the 3 months ended December 31, 2012. Profit before taxation and profit for the period remain unchanged for the period.

2. Acquisition of proprietary software development business

During the current reporting period, the Group, through MiX Telematics International (Pty) Ltd, acquired a proprietary software development business. The business acquired has developed customizable software which comprises of a smartphone application and a Web-based user interface, and uses mobile and geographic information systems (GIS) technologies for the effective management of in-field data collection, distribution and tracking which may be applied to areas such as sales teams, research teams, meter readers and vehicle tracking and driver monitoring.

The acquisition was considered to be a business combination as defined by International Financial Reporting Standards, and as a result has been accounted for under the requirements of IFRS 3. The group acquired the power to control the operating and financial activities of the acquired business on December 19, 2013, and the assets acquired and liabilities assumed have been recorded at their provisional fair values.

As per IFRS 3, the group has 12 months from the acquisition date to finalize the at acquisition date fair values of the identified acquired assets and liabilities. From the acquisition date, no revenue has been recorded by the business acquired, and the impact on profit before tax is considered to be insignificant by management.

The total consideration payable in respect of this acquisition was R7.6 million ($0.7 million). No portion of the consideration had been paid at December 31, 2013.

CONTACT:
Investor Contact:
ICR for MiX Telematics
Sheila Ennis, 855-564-9835
ir@mixtelematics.com